SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

May 7, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Justin Dobbie Legal Branch Chief

Re:	EuroDry Ltd. Confidential Draft Registration Statement on Form F-1 Submitted April 5, 2018 CIK No. 0001731388
Dear Mr. Dobbie:

Reference is made to the draft registration statement on Form F-1 (the "Draft Registration Statement") of EuroDry Ltd. (the "Company) that was confidentially submitted to the U.S. Securities and Exchange Commission (the "Commission") for review on February 16, 2017.  By letter dated March 15, 2018 (the "First Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Draft Registration Statement.  The first amended draft registration statement on Form F-1 (the "Amended Draft Registration Statement"), which responded to the Staff's comments contained in the First Comment Letter, was confidentially submitted to the Commission for review on April 5, 2018.  By letter dated April 16, 2018 (the "Second Comment Letter"), the Staff provided the Company with its comments to the Amended Draft Registration Statement.

The Company is today publicly submitting via EDGAR this letter, which responds to the Staff's comments contained in the Second Comment Letter, together with its registration statement on Form F-1 (the "Registration Statement"). The Registration Statement also includes updates related to the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Second Comment Letter.

Questions and Answers about the Spin-Off Distribution

What are the reasons for the Spin-Off Distribution, page 3

1.
We note your response to our prior comment 4 and your revised disclosure.  It appears, based on the Euroseas Ltd. Q4 2017 Earnings Conference Call on March 5, 2018, that positioning Euroseas Ltd. and EuroDry Ltd. for a potential sale or merger may be an additional reason for the spin-off.  If so, please revise your disclosure here or advise.

In response to the Staff's comment, the Company has disclosed a potential sale or merger as an additional reason for the Spin-Off Distribution.

Dividend Policy, page 95

2.
We note your response to our prior comment 13 and your revised disclosure regarding the dividend policy.  Because it appears that Euroseas has not recently paid dividends to its common shareholders, please so state and disclose that you also do not expect to pay dividends to EuroDry's common shareholders in the near future, or advise.

In response to the Staff's comment, the Company has disclosed that it does not expect to pay dividends to EuroDry's common shareholders in the near future.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (202) 737-8833.

Very truly yours,

By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

cc:	Tasos Aslidis Chief Financial Officer EuroDry Ltd.